UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒.            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

APPENDIX 4D

Orbital Corporation Limited

ABN 32 009 344 058

Half Year Report

1.	Details of the reporting period and the previous corresponding period

Reporting period:	Half year ended 31 December 2011
Previous corresponding period:	Half year ended 31 December 2010

2.	Results for announcement to the market

		A$’000			A$’000
2.1 Revenue from ordinary activities	Up	5,566	74.8%	to	13,006

2.2 Net profit for period	Up	74	255.2%	to	103

2.3 Profit attributable to equity holders	Up	74	255.2%	to	103

2.4 There is no proposal to pay dividends for the six months ended 31 December 2011.

3.	Net tangible assets per share

	31 December 2011	30 June 2011
Net tangible assets per share (cents)	38.11	35.70

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

31 DECEMBER 2011

HALF-YEAR FINANCIAL REPORT

Orbital Corporation Limited

Director’s Report

Your Directors submit their report for the half year ended 31 December 2011.

DIRECTORS

The names of the company’s directors in office during the half year and until the date of this report are set out below. Directors were in office for this entire period unless otherwise stated.

Name	Information on Directors

William Peter Day	Non Executive Director and Chairman.

Terry Dewayne Stinson	Managing Director and Chief Executive Officer.

Mervyn Thomas Jones	Non Executive Director and Chairman of the Audit Committee

Vijoleta Braach-Maksvytis	Non Executive Director and Chairman of the Human Resources, Remuneration and Nomination Committee

REVIEW AND RESULTS OF OPERATIONS

Financial Overview(1)

			Dec 2011	Dec 2010
			$’000	$’000

Alternative Fuels		Revenue	7,028	2,717
		Segment result	137	(396)

Consulting Services		Revenue	5,372	4,202
		Segment result	(889)	36

Royalties and Licences		Revenue	438	463
		Segment result	220	273

Total		Revenue	12,838	7,382
		Segment result	(532)	(87)

	Dec 2011	Dec 2010
Synerject	US$’000	US$’000
Revenue (100%)	66,419	56,608

	equity accounted profit		2,154	1,466
Other income			692	564
Foreign exchange loss			(22)	(88)
Finance costs (net)			(171)	(248)
Research and development			(232)	(716)
Other expenses			(1,759)	(1,087)

Profit/(Loss) before tax			130	(196)
Taxation			(27)	225

Profit after tax			103	29

(1)	The information above has not been audited or reviewed, but has been extracted from Orbital’s interim financial report which has been subject to review by the external auditors. This information is presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

Orbital Corporation Limited

Director’s Report (continued)

Detailed comments on Orbital’s four business streams are as follows:

Alternative Fuels

	Dec 2011	Dec 2010
	$’000	$’000
Revenue	7,028	2,717
Segment result	137	(396)

Development and supply of Alternative Fuel engine management systems remains key to Orbital’s growth strategy. Globally there is increased demand for alternative fuels, driven by fuel costs, fuel security and reduced greenhouse gas emissions. In USA and Europe, there is considerable Government policy to support development and growth. In USA shale gas is becoming a major source of natural gas with potential to reduce the reliance on imported crude oils. In Australia, Government support for alternative fuels has reduced with the introduction of the LPG fuel excise and continued reduction in direct support of the LPG Vehicle rebate scheme. This is a concern and Orbital will continue to promote Government support for LPG and other clean, low cost gaseous fuels which provide Australia with improved fuel security.

Orbital’s initiatives in the Alternative Fuels market are in several key areas: Liquid LPG systems, LPG system aftermarket distribution and the development of Dual Fuel LNG (Liquid Natural Gas) and diesel for heavy duty transport.

Orbital Autogas Systems (OAS) developed, and is the supplier to Ford Australia of Liquid LPG systems for the Ford “EcoLPi” Falcon range of passenger cars and utilities. The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars. In November 2011, the EcoLPi Falcon was awarded “Best Large Car Under $60,000” by the peak motoring body the Australian Automobile Association (AAA) in conjunction with the seven major state and territory motorists’ clubs. The commercial release in this half year of the EcoLPi vehicles has boosted OAS’s revenues compared to the same period last year.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket. SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Whilst the LPG aftermarket has remained at relatively low levels, both OAS and SGA are achieving positive results for the group. Both businesses have been able to carefully control their operating costs to suit the market conditions, and both are well positioned for an increase in the domestic LPG market.

The LNG dual fuel system fleet trial started with Mitchell Corporation (now Toll Corporation) has continued, with additional trucks added to the test fleet. Results have been positive to date. Whilst further commercialisation and system development will be required to make this into a mature product, there is potential for this product both in Australia and globally in the longer term.

Orbital Corporation Limited

Director’s Report (continued)

Synerject

	Dec 2011 US$’000	Dec 2010 US$’000
Synerject (100%) Revenue	66,419	56,608
Profit after tax	5,066	3,078
Operating cashflow, including capex	2,248	4,053

	A$’000	A$’000
Equity accounted contribution	2,154	1,466

Synerject, Orbital’s 42:58% Joint Venture Partnership with Continental AG, is a key supplier of engine management systems to the non-automotive market. Original Equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications.

Synerject reported a 17% increase in revenue compared to the same period last year due partly to increased product offerings, together with post global financial crisis market recovery, primarily the marine market. Synerject has invested in new technology for a number of years; for example low cost engine management systems for motorcycle applications, which have underpinned the significant and regular growth over a number of years. As reported previously the Taiwanese motorcycle and European and North American snowmobile markets feature strongly in Synerject’s recent growth and these together with the low end motorcycle market in China and continuing recovery in non-automotive markets will be important in the future.

The increased revenue and tight cost control has resulted in a record half year profit after tax of US$5,066,000 for Synerject an improvement of 65% over the previous corresponding period.

Notwithstanding an investment of US$2,872,000 in working capital to support the business growth Synerject generated US$2,248,000 positive cash flow. The cash was utilised in the payment of dividends and debt repayment. At 31 December 2011, Synerject held cash of US$5,290,000 and borrowings of US$2,518,000 (June 2011: net cash of US$2,291,000)

Consulting Services

	Dec 2011	Dec 2010
	$’000	$’000
Revenue	5,372	4,202
Contribution	(389)	36

Provision for doubtful debts	(500)	—

Segment Result	(889)	36

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, development and specialised market supply of combustion, fuel and engine management systems, along with engine and vehicle testing and certification. Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne line haul trucks through to small industrial engines.

OCS revenue for the half year was $5,372,000 compared to $4,202,000 in the same period last year.

Orbital Corporation Limited

Director’s Report (continued)

A major part of the engineering and consulting work carried out during the half year was the development and supply of heavy fuel engines for AAI Unmanned Aircraft Systems, an operating unit of Textron Systems, a Textron Inc (NYSE: TXT) company. The engine is incorporated in the latest Aerosonde® small unmanned aerial vehicle (UAV). This new UAV was recently previewed in a Flight Global article, dated 11 January 2012. The engine is a 3kW (4hp) heavy fuel engine built by Orbital to meet US military requirements. The Unmanned Aerial Systems (UAS) market is an emerging market for OCS. Many UAS applications around the world are calling for “one fuel” policy. For small reconnaissance UAS applications, engine size and weight are critical. Orbital’s FlexDITM systems, coupled to purpose designed light weight two-stroke engines enable a spark-ignition engine package that can operate independently on heavy fuels such as kerosene, JP5 and JP8.

The development and supply of engines for AAI offset a reduction in Orbital’s traditional consulting services revenue. Continued softness in customer demand coupled with the continuing high value of the Australian dollar has impacted OCS’s ability to win consulting engineering from overseas customers and achieve historical margins.

During the half year, Orbital fully provided for a long outstanding customer debt ($485,000). Orbital continues to negotiate payment in full.

In addition to providing fee for service consulting work for customers, Orbital’s engineering group provide key services across the Orbital group supporting existing product and development of new products, along with research and development aligned with Orbital’s strategic growth strategies.

At 31 January 2011, the OCS order book stood at $1,190,000 (30 June 2011 $3,870,000). The team has been working to secure several key contracts, which have the potential to deliver on our strategic plans. As it stands today the reduced order book will result in a trading loss for the year for the OCS business. We will continue to control costs throughout the balance of the year while protecting key resources that enable delivery on key projects and strategic plans.

Royalties and Licences

	Dec 2011	Dec 2010
	$’000	$’000
Revenue	438	463
Segment result	220	273

Orbital earns royalties from product using its FlexDITM systems and technology. The royalty bearing products today are in the marine and the scooter/motorcycle markets.

FlexDITM product volumes reduced marginally compared to the same period last year. This, together with the strong Australian Dollar, has resulted in a 9% reduction in revenue for the half year.

Typically the second half of the financial year is the more active half for royalty revenue aligned with the North American spring and early summer recreational product build and peak sales period.

Other

Unallocated other expenses increased by $670,000 to $1,760,000. Occupancy expenses increased by $280,000 due to the sale and leaseback of the engineering facility in Perth and in the prior corresponding period a bonus provision was reversed resulting in a credit to the income statement of $400,000.

Cash Flow	Dec 2011 $’000	Dec 2010 $’000
Operating cash flow	(3,733)	(481)
Synerject dividend	709	737

	(3,024)	256
Other capital expenditure and development costs	(407)	(394)
Proceeds/(repayment) of borrowings	1,916	(1,509)

Movement in cash/term deposits	(1,515)	(1,647)

Orbital Corporation Limited

Director’s Report (continued)

Net cash used in operations (including the Synerject dividend of $709,000) was $3,024,000 (2010:+$256,000). This included an increase in working capital of $2,599,000 due primarily to an increase in inventory levels required to support the launch of the Ford EcoLPi Falcon. The net cash used in operations, including the Synerject dividend, but before working capital movements was $420,000 (2010: $310,000). The operating cash flow in this half year included $370,000 operating lease payments for the engineering facility (2010: $nil).

During the half year $1,916,000 was drawn from a trade finance facility and at 31 December 2011 Orbital had borrowings of $2,500,000 and cash (including short term deposits) of $5,358,000.

As disclosed in note 13, subsequent to balance date, the Company renegotiated the terms of the financing facilities provided by its banker to reduce the amount of the security provided by a short term deposit from $3,365,000 to $1,365,000. This change provides Orbital with increased financial flexibility.

Outlook

It is anticipated that the alternative fuels business will see further revenue growth in the 2nd half both for OAS, in line with Ford production, and SGA as the LPG aftermarket goes through the typically stronger cycle of the year. Although the EcoLPi volumes are below expectations the increased revenue will flow through to improved results for this business segment.

Synerject has achieved significant growth in this reporting period (including 47% improvement in equity accounted result) continuing a number of successful growth years. Synerject is targeting further aggressive growth in the future however due to the timing of customer build schedules it is not anticipated to be realised in Orbital’s second half. Synerject will continue to be profitable and cash flow positive but the strong Australian dollar and timing issues noted above will likely result in a reduced equity accounted contribution from Synerject in the second half.

As noted above, the OCS international business is affected by the strong Australian dollar, and as a result the order book at 31 December 2011 is lower than historical levels and internal targets. This will result in a decline in consulting services revenue in the 2nd half compared with both the 1st half and the same period last year. The anticipated reduction in OCS revenue will also put pressure on cash resources. Orbital is however confident that the unique technology and services offered by OCS will result in a recovery of the order intake, particularly in the prospective UAS market and on-going FlexDITM application engineering contracts.

The outcome of the business environment outlined above, is that at this time, the Orbital Board anticipates a loss in the 2nd half and overall year. Orbital will focus on cash management and manage costs appropriately to minimise overheads during this period while protecting resources for future growth. Orbital is targeting a return to profits in the financial year ending 30 June 2013.

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 6 and forms part of the Directors’ Report for the half year ended 31 December 2011.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless otherwise stated) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors

WP Day

Chairman

Perth, 23 February 2012

Auditor’s Independence Declaration to the Directors of Orbital Corporation Limited

In relation to our review of the consolidated financial report of Orbital Corporation Limited and its controlled entities for the half-year ended 31 December 2011, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G Lotter

Partner

Perth

23 February 2012

Orbital Corporation Limited

Consolidated Income Statements

		Consolidated
For the half year ended 31 December 2011	Note	2011	2010
		$’000	$’000
Sale of goods		7,028	2,717
Engineering services income		5,372	4,202
Royalty and licence income		438	463
Other revenue	3(a)	168	58

Total Revenue		13,006	7,440

Other income	3(b)	812	936

Inventory expenses		(4,072)	(1,730)
Employee benefits expense	3(c)	(6,052)	(4,799)
Depreciation and amortisation		(499)	(617)
Engineering consumables and contractors		(1,550)	(757)
Occupancy expenses		(848)	(411)
Travel and accommodation		(214)	(285)
Communications and computing		(414)	(360)
Patent costs		(134)	(100)
Insurance costs		(376)	(206)
Audit, compliance and listing costs		(246)	(256)
Finance costs	4	(339)	(306)
Other expenses	3(d)	(1,098)	(211)
Share of profit of equity accounted investment	6(a)	2,154	1,466

Profit/(loss) before income tax		130	(196)
Income tax benefit/(expense)	5	(27)	225

Net profit for the period		103	29

Profit for the period attributable to owners of the parent		103	29

Basic profit per share (in cents)		0.21	0.06
Diluted profit per share (in cents)		0.21	0.06

Orbital Corporation Limited

Consolidated Statements of Comprehensive Income

	Consolidated
For the half year ended 31 December 2011	2011 $’000	2010 $’000
Net profit for the period	103	29

Other comprehensive income/(loss)
Foreign currency translation	813	(2,192)

Other comprehensive income/(loss) for the period, net of tax	813	(2,192)

TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	916	(2,163)

Total comprehensive income/(loss) for the period attributable to owners of the parent	916	(2,163)

Consolidated Statements of Changes in Equity

For the half year ended 31 December 2011	Share Capital $’000	Retained Profits $’000	Employee Equity Benefits Reserve $’000	Foreign Currency Translation Reserve $’000	Total $’000
At 1 July 2010	19,261	1,292	1,017	(770)	20,800
Profit for period	—	29	—	—	29
Other comprehensive loss	—	—	—	(2,192)	(2,192)

Total comprehensive income/(loss) for the half-year	—	29	—	(2,192)	(2,163)

Transactions with owners in their capacity as owners
Share based payments	—	—	255	—	255

Balance at 31 December 2010	19,261	1,321	1,272	(2,962)	18,892

At 1 July 2011	19,345	3,055	1,267	(4,185)	19,482
Profit for period	—	103	—	—	103
Other comprehensive income	—	—	—	813	813

Total comprehensive income for the half-year	—	103	—	813	916

Transactions with owners in their capacity as owners
Shares issued in accordance with share plan	91	—	—	—	91
Share based payments	—	—	179	—	179

Balance at 31 December 2011	19,436	3,158	1,446	(3,372)	20,668

Orbital Corporation Limited

Consolidated Statements of Financial Position

		Consolidated
As at 31 December 2011	Note	31 Dec 2011 $’000	30 June 2011 $’000
ASSETS
Current assets
Cash and cash equivalents	7	1,927	3,440
Other financial assets	8	3,431	3,434
Trade and other receivables		4,795	6,841
Inventories		6,778	4,388

Total current assets		16,931	18,103

Non-current assets
Investment in associate	6(b)	13,287	11,406
Deferred taxation asset		5,274	4,958
Property, plant and equipment		4,117	4,134
Intangibles and goodwill		2,101	2,173

Total non-current assets		24,779	22,671

TOTAL ASSETS		41,710	40,774

LIABILITIES
Current liabilities
Trade payables and other liabilities		3,515	5,004
Interest bearing borrowings	9(a)	2,500	648
Employee benefits		2,075	2,354
Deferred revenue		316	316
Government grants		225	225
Other provisions		216	195

Total current liabilities		8,847	8,742

Non-current liabilities
Long term borrowings		8,031	7,777
Employee benefits		144	132
Government grants		1,537	1,649
Contingent consideration	9(b)	2,296	2,688
Other financial liabilities		63	—
Other provisions		124	304

Total non-current liabilities		12,195	12,550

TOTAL LIABILITIES		21,042	21,292

NET ASSETS		20,668	19,482

EQUITY
Share capital	10	19,436	19,345
Reserves		(1,926)	(2,918)
Retained profits		3,158	3,055

TOTAL EQUITY		20,668	19,482

Orbital Corporation Limited

Consolidated Statements of Cash Flows

	Consolidated
For the half year ended 31 December 2011	31 Dec 2011 $’000	31 Dec 2010 $’000
Cash Flows from Operating Activities
Cash receipts from customers	15,307	8,583
Cash paid to suppliers and employees	(19,091)	(9,052)

Cash used by operations	(3,784)	(469)
Interest received	172	58
Interest paid	(121)	(70)

Net cash used in operating activities	(3,733)	(481)

Cash Flows from Investing Activities
Dividends received from associate	709	737
Proceeds from sale of property, plant and equipment	19	30
Acquisition of property, plant and equipment	(426)	(118)
Costs incurred on development of intangibles	—	(306)

Net cash from investing activities	302	343

Cash Flows from Financing Activities
Proceeds from borrowings	2,564	—
Repayment of borrowings	(648)	(1,509)

Net cash provided by/(used in) financing activities	1,916	(1,509)

Net decrease in cash and cash equivalents	(1,515)	(1,647)
Cash and cash equivalents at 1 July	3,440	3,608
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	2	(3)

Cash and cash equivalents at 31 December	1,927	1,958

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2011

1.	Basis of preparation and accounting policies

(a)	Basis of preparation

This general purpose condensed financial report for the half year ended 31 December 2011 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 30 June 2011 and considered together with any public announcements made by Orbital Corporation Limited during the half year ended 31 December 2011 in accordance with the continuous disclosure obligations of the ASX listing rules.

The accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.

From 1 July 2011 the Group has adopted all relevant Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2011.

Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

The Group has not elected to early adopt any new standards or amendments.

2.	Operating segments

The following table presents revenue and profit information for reportable segments for the half years ended 31 December 2011 and 31 December 2010.

	Alternative Fuels		Consulting Services		Royalties and Licences		Consolidated
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2011	2010	2011	2010	2011	2010	2011	2010
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue – external customers	7,028	2,717	5,372	4,202	438	463	12,838	7,382

Unallocated other revenue							168	58

Total Revenue							13,006	7,440

Segment profit/(loss)	137	(396)	(889)	36	220	273	(532)	(87)

Research & development costs							(232)	(716)
Unallocated expenses (net)*							(921)	(553)
Finance costs							(339)	(306)
Share of profit from equity accounted investment							2,154	1,466

Profit/(loss) before related income tax							130	(196)

Income tax benefit/(expense)							(27)	225

Net profit for the period							103	29

*	Unallocated expenses (net) includes other income and corporate overheads which are not allocated to operating segments as they are not considered part of the core operations of any segment.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2011

	31 Dec	31 Dec
	31 Dec	31 Dec
	2011	2010
	$’000	$’000
3. REVENUE, INCOME AND EXPENSES

(a) Other revenue
Interest Income	168	58

(b) Other Income
Automotive grant income	300	543
Government grant	110	372
Movement on fair value of financial liability through profit and loss (refer note 9(b))	392	—
Other	10	21

	812	936

(c) Employee benefits expense
Salaries and wages *	5,112	3,933
Contributions to defined contributions superannuation funds	486	450
Equity settled transactions	270	255
Decrease in liability for annual leave	(52)	(93)
Decrease in liability for long service leave	(128)	(4)
Other associated personnel expenses	364	258

	6,052	4,799

* Salaries and wages in 2010 included the reversal of a medium term incentive of $400,000 accrued as at 30 June 2010.
(d) Other Expenses
Administration costs	316	100
Marketing costs	150	30
Investor relations	28	17
(Write-back)/allowance for impairment of receivables*	490	(34)
Net foreign exchange losses	22	88
Other	92	10

	1,098	211

* An allowance for impairment of receivables is recognised when there is objective evidence that an individual trade receivable is impaired.
4. FINANCE COSTS

Non-cash interest expense WA Government Loan (a)	254	248
Trade finance facility	85	58

	339	306

(a)     The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2011

	31 Dec	31 Dec
	2011	2010
	$’000	$’000
5. TAXATION

Current income tax
Withholding tax	10	(1)
Australian tax	(1)	—
United States of America Federal and State taxes	(81)	(83)

	(72)	(84)

Deferred tax
Relating to originating and reversing temporary differences	(36)	—
Benefit on recognition of tax losses	81	309

	45	309

Total income tax benefit/(expense) in income statement	(27)	225

Certain State and Federal Income Taxes are payable on portions of the profits generated by Synerject LLC from its various operating locations in the United States of America (“USA”). Synerject LLC is a pass-through enterprise for taxation purposes and as such Orbital is assessed for various State income taxes and Federal income taxes (Alternative Minimum Tax). The amount of income tax paid in the USA is reduced through the utilisation of carried forward tax losses at both a State level, and at the Federal level. A deferred tax asset has been recognised for the probable future benefit arising from the utilisation of these carried forward tax losses.

6.	INVESTMENT IN ASSOCIATE

As at 31 December 2011, the consolidated entity holds a 42% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2011: 42%; 31 December 2010: 42%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

	31 Dec	31 Dec
	2011	2010
	$’000	$’000
(a) Results of Synerject
Share of Synerject’s profit after income tax	2,062	1,366
Adjustments:
- dissimilar accounting treatment with respect to intangibles	92	100

Share of jointly controlled entity’s net profit accounted for using the equity method	2,154	1,466

	31 Dec	30 June
	2011	2011
	$’000	$’000
(b) Movements in the carrying amount of the Group’s interest in Synerject
Balance at the beginning of reporting period	11,406	11,534
Share of profits after tax	2,154	3,233
Share of reserves	(231)	343
Dividends received	(709)	(1,208)
Unrealised foreign exchange movements	667	(2,496)

Balance at the end of reporting period	13,287	11,406

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2011

	31 Dec 2011 $’000	30 June 2011 $’000

7. CASH AND CASH EQUIVALENTS

Cash at bank	1,074	1,181
Cash at bank - US dollars	16	68
Cash at bank - European currency units	22	13
At call deposits - financial institutions	815	2,178

	1,927	3,440

8. OTHER FINANCIAL ASSETS

Short term deposits – financial institutions*	3,431	3,434

*	The Company has provided the Company’s banker with security over the short term deposit of $3,365,000 (30 June 2011: $3,365,000) held as cash collateral for the financing facilities provided. Refer note 13 for changes to the terms of the financing facilities subsequent to balance date.

9.	FINANCIAL LIABILITIES

(a)	Interest bearing liabilities

During the half-year period, the Company has fully drawn down the existing trade finance facility of $2,500,000.

(b)	Contingent consideration

Contingent consideration for business acquisition	2,296	2,688

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems.

Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. The Put and Call options, exercisable after 30 months, are in nature a forward contract and therefore a present ownership interest is granted. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call options (contingent consideration liability).

The underlying obligations under the Put and Call options that gives rise to the contingent consideration liability were initially recognised at fair value and subsequently at fair value through the profit and loss.

The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate.

At 31 December 2011, management revisited the market discount rate and the estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of $392,000, which has been reflected in the profit and loss account.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2011

	31 Dec 2011 $’000	30 June 2011 $’000

10. SHARE CAPITAL
Ordinary shares	19,436		19,345

Movement in ordinary shares on issue	Number	$	’000

At 1 July 2010	48,197,394		19,261
Shares issued pursuant to rounding up of shareholdings during one for ten share consolidation (a)	1,494		—

At 31 December 2010	48,198,888		19,261

At 1 July 2011	48,482,558		19,345
Shares issued pursuant to employee share plan	239,919		91

At 31 December 2011	48,722,477		19,436

11.	SHARE BASED PAYMENTS

The Company has three employee share plans in which the key management personnel participate.

Employee Share Plan No.1

Key management personnel (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. Under the Employee Share Plan, offered shares are held in escrow for a period of 3 years or until the date the employee ceases employment with the Company.

Total expense recognised during the period is $91,000.

There were 239,919 shares issued under the Employee Share Plan No.1 during the reporting period.

Executive Long Term Share Plan

Key management personnel may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

During the period, a total of 1,687,500 rights were offered to 5 executives (2010: 1,730,900 rights offered to 6 executives).

The terms and conditions of the offer made during the half year ended 31 December 2011 are as follows:

(a)	50% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers.

Offer date:	31 August 2011
Share price:	35 cents
Fair value at offer date:	25 cents
Minimum vesting conditions:	3 years subject to TSR ranking at or above 50th percentile

Expected volatility (expressed as weighted average volatility used in the modelling under binomial lattice model)	110%
Risk-free interest rate (based on government bonds)	3.79%

The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2011.

(b)	50% of the shares offered will be issued if the Company achieves earnings in excess of 15 cents per share for the year ending 30 June 2014. The fair value of the right at the offer date (31 August 2011) is 35 cents being the share price at the offer date.

Orbital Corporation Limited

Notes to the Financial Statements

For the half year ended 31 December 2011

11.	SHARE BASED PAYMENTS (continued)

The relative ranking of the TSR of the Company to the group of selected peers for the 3 years to 1 September 2011 was below the 50th percentile, therefore all of the shares offered in September 2008 with a vesting date of 1 September 2011 lapsed during the reporting period.

Performance Rights Plan

The Company also has a Performance Rights Plan as part of its long-term incentive arrangements for senior executives. Refer to the 30 June 2011 Annual Report for information on the terms and conditions of the Performance Rights Plan.

There have been no issues of performance rights under the Performance Rights Plan during the reporting period.

12.	COMMITMENTS AND CONTINGENCIES

During the reporting period Sprint Gas Australia relocated its Victorian and Queensland operations into new premises. Sprint Gas Australia entered into lease agreements for the new premises: Victoria (5 year term) and Queensland (3 year term). This increases the non-cancellable lease commitments not later than one year and later than one year but not later than five years at 31 December 2011 by $151,500 and $701,000 respectively compared with those disclosed in the 30 June 2011 financial report.

Other than the new premises lease detailed above, there have been no significant changes to the commitments and contingencies disclosed in the most recent annual financial report.

13.	EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to balance date, the Company renegotiated the terms of the financing facilities provided by its banker to cancel the unused Forward Exchange Contracts facility and to reduce the amount of the security provided by a short term deposit from $3,365,000 to $1,365,000. Included in the renegotiation of the financing arrangements, Orbital has provided commercial financial covenants to support the facilities. All other financing facilities, as disclosed in the 30 June 2011 financial report remain unchanged.

There have been no other events subsequent to balance date which would have a material effect on the Group’s financial statements at 31 December 2011.

Orbital Corporation Limited

Directors’ Declaration

In accordance with a resolution of the directors of Orbital Corporation Limited, I state that:

In the opinion of the directors:

(a)	The financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including: -

(i)	Giving a true and fair view of the financial position as at 31 December 2011 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)	Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board,

WP Day

Chairman

Dated: 23 February 2012

Perth, Western Australia

To the members Orbital Corporation Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Orbital Corporation Limited, which comprises the statement of financial position as at 31 December 2011, the income statement, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Orbital Corporation Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Orbital Corporation Limited is not in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2011 and of its performance for the half-year ended on that date; and

b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Ernst & Young

G Lotter

Partner

Perth

23 February 2012

Orbital Corporation Limited

Corporate Information

ABN 32 009 344 058

Directors

W.P. Day, Chairman

T.D. Stinson, Managing Director and Chief Executive Officer

M.T. Jones

V. Braach-Maksvytis

Company Secretary

I.G. Veitch

Registered office

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Principal place of business

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Share Register

Computershare Investor Services Pty Ltd

Level 2

45 St George’s Terrace

Perth, Western Australia 6000

ADR Facility

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Share Trading Facilities

Australian Stock Exchange Limited (Code “OEC”)

NYSE Amex (Code “OBT”)

Auditors

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia 6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date: 24 February, 2012	By	/S/ IAN VEITCH
(Signature)*
Ian Veitch Company Secretary